Exhibit 4.13

AMENDMENT TO MANAGEMENT AGREEMENT

AMENDMENT NO. 1, dated the 5th day of August 2010, to the Management Agreement dated the 17th day of March 2010 (the “Management Agreement”); by and between CRUDE CARRIERS CORP., a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at 3 Iassonos Street, Piraeus, 18537, Greece (“CC”) and CAPITAL SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Panama with its registered office at Hong Kong Bank Building, 6th floor, Samuel Lewis Avenue, Panama, and a representative office established in Greece at 3 Iassonos Street, Piraeus Greece (“CSM “).

WHEREAS:

CC has requested that CSM agree to amend certain provisions of the Management Agreement, as set forth herein; and

CSM is willing to agree to such amendments as set forth herein.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto hereby agree, on the terms and subject to the conditions set forth herein, as follows:

Section 1.  Defined Terms.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Management Agreement.

Section 2.  Amendments.  (a)  Schedule “B” of the Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE B

FEES AND COSTS

In consideration for the provision of the Services listed in Schedule A by CSM to CC, CC shall pay CSM the following fees:

1.
A technical management fee equal to $850 per Vessel per day for technical services provided to CC. Subject to approval by CSM, such $850 amount will be subject to increase on each anniversary of the date hereof based on the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months of the Term.

2.	A management fee of 1.25% of all gross charter revenues generated by each Vessel for Commercial Services rendered.

3.	Upon consummation of the sale or purchase of a Vessel, CC shall pay CSM a fee equal to 1% of the gross purchase or sale price.

4.	CSM shall, at no extra cost to CC, provide its own office accommodation, office staff and stationary.

ANNUAL REVIEW

Following the fifth anniversary of this Agreement the Fees described above shall be reviewed between the parties on an annual basis.

ADMINISTRATION

CC shall reimburse CSM for all of the reasonable direct and indirect costs, liabilities and expenses incurred by CSM and its Affiliates in providing the Services set out in Schedule A, including, but not limited to employment costs for any personnel of CSM for the time spent on matters related to the provision of the Services.

CC shall pay for any similar costs, liabilities and expenses that were not reasonably contemplated by CC and CSM as being encompassed by or a component of the Fees and Costs at the time the Fees and Costs were determined.

SETTLEMENT

Within 15 days after the end of each month, CSM shall submit to CC for payment an invoice for reimbursement of all costs and expenses incurred by CSM (the “Costs and Expenses”) in connection with the provision of the Services under the Agreement for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due.

CC shall make payment within 15 days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by CSM.

Section 3.  Effectiveness of Amendment.  This Amendment shall become effective as of March 17, 2010 (the “Amendment Effective Date”).

Section 4.  Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of CC or CSM under the Management Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Management Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  Nothing herein shall be deemed to entitle CC or CSM to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Management Agreement in similar or different circumstances.  This Amendment shall apply and be effective with respect to the matters expressly referred to herein.  After the date hereof, any reference to the Management Agreement shall mean the Management Agreement with such amendments effected hereby.

Section 5.  Counterparts.  This Amendment may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

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IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect as of the Amendment Effective Date.

CRUDE CARRIERS CORP.,

By:
Name:
Title:

CAPITAL SHIP MANAGEMENT CORP.,

By:
Name:
Title: